Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 15, 2010

BAYTEX ENERGY TRUST ANNOUNCES
ACQUISITION OF LLOYDMINSTER AREA ASSETS

Calgary, Alberta (April 15, 2010) – Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it has entered into an agreement to acquire the shares of a private company with heavy oil assets in the Lloydminster area of southwest Saskatchewan.  The aggregate cash consideration for the acquisition (net of estimated positive working capital at closing) is approximately $40.9 million, which will be funded by drawing on Baytex’s revolving credit facility.  The acquisition, which is subject to certain conditions, including shareholder approval and the receipt of all required regulatory and court approvals, is expected to close in late-May 2010.

Production from the acquired assets is approximately 900 barrels of oil per day.  Baytex is also acquiring approximately 32,100 net acres of undeveloped land.  The acquired assets provide a number of cold heavy oil development opportunities and can be readily integrated into Baytex’s existing producing infrastructure in the Lloydminster area.  The acquisition does not materially affect Baytex’s current production mix, which is approximately 80% oil.  Our capital budget for exploration and development activities for 2010 will remain unchanged at $235 million, as minor amounts of capital will be redirected toward the acquired assets.  The acquisition is estimated to be 2% accretive to funds from operations and production on a per unit basis.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the estimated purchase price of the acquisition; the timing of closing of the acquisition; production from the acquired assets; development opportunities on the acquired assets; our ability to integrate the acquired assets with our existing assets; the oil-weighting of our 2010 production; our exploration and development capital expenditures for 2010; and the accretion factor of the acquired assets to funds from operations and production on a per unit basis.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust

Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 267-0708
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca